UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

GRUPO AEROPORTUARIO DEL PACIFICO ANNOUNCES ANNUAL GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

GUADALAJARA, Mexico, March 11, 2020 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced the following:

Pursuant to a resolution adopted by our board of directors on February 19, 2020, and in accordance with Articles 180, 181, 182 and other applicable articles of the Mexican General Corporations Law and Article 35 of the Company’s by-laws, Grupo Aeroportuario del Pacífico, S.A.B. de C.V. invites its shareholders to the General Ordinary and General Extraordinary Shareholders’ Meeting on April 28, 2020 at 12:00 and 1:30 pm, respectively, in Salon Oceania I of the Hotel Hilton, located at Av. de las Rosas 2933, Col. Rinconada del Bosque, Guadalajara, Jalisco, Mexico, to discuss the following:

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING
MEETING AGENDA

  In compliance with Article 28, Section IV of the Mexican Securities Market Law, the following will be presented and, if applicable, submitted for approval:

    The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2019, in accordance with Article 44, Section XI of the Mexican Securities Market Law and Article 172 of the Mexican General Corporations Law, together with the external auditor’s report, with respect to the Company on an unconsolidated basis in accordance with Mexican Financial Reporting Standards (“MFRS”), as well as with respect to the Company and its subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards (“IFRS”), each based on the Company’s most recent financial statements under both standards, as well as the 2019 Sustainability Report.

    Board of directors’ comments to the Chief Executive Officer’s report.

    Board of directors’ report in accordance with Article 172, clause b, of the Mexican General Corporations Law, regarding the Company’s main accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

    Report on transactions and activities undertaken by the Company’s board of directors during the fiscal year ended December 31, 2019, pursuant to the Mexican Securities Market Law.

    The annual report on the activities undertaken by the Audit and Corporate Practices Committee in accordance with Article 43 of the Mexican Securities Market Law, as well as ratification of the actions of the various committees, and release from further obligations.

    Report on the Company’s compliance with tax obligations for the fiscal year from January 1 to December 31, 2018, and instruction to Company officials to comply with tax obligations corresponding to the fiscal year from January 1 and ended December 31, 2019, in accordance with Article 26, Section III of the Mexican Fiscal Code.

  As a result of the reports in item I above, ratification of the actions by our board of directors and officers and release from further obligations in the fulfillment of their duties.

  Presentation, discussion and submission for approval of the Company’s financial statements on an unconsolidated basis in accordance with MFRS for purposes of calculating legal reserves, net income, fiscal effects related to dividend payments and capital reduction, as applicable, and approval of the financial statements of the Company and its subsidiaries on a consolidated basis in accordance with IFRS for their publication to financial markets, with respect to operations that took place during the fiscal year from January 1 to December 31, 2019; and approval of the external auditor’s report regarding the aforementioned financial statements.

  Proposal to approve from the Company’s net income for the fiscal year ended December 31, 2019, reported in its unconsolidated financial statements in accordance with MFRS presented in agenda item III above, which was Ps. 5,247,808,596.00 (FIVE BILLION, TWO HUNDRED AND FORTY-SEVEN MILLION, EIGHT HUNDRED AND EIGHT THOUSAND, AND FIVE HUNDRED AND NINETY-SIX PESOS 00/100 M.N., the allocation of this amount towards increasing the Company’s legal reserves.

  Presentation, discussion, and submission for approval of the allocation from the account for net income pending allocation, of an amount equal to Ps. 5,260,297,942.00 (FIVE BILLION, TWO HUNDRED AND SIXTY MILLION, TWO HUNDRED NINETY SEVEN THOUSAND, AND NINE HUNDRED AND FORTY-TWO PESOS 00/100 M.N.), for declaring a dividend equal to Ps. 5.14 (FIVE PESOS 14/100 M.N.S) per share, to be distributed to each share outstanding as of the payment date, excluding any shares repurchased by the Company. The dividend will be paid in the following manner:

    Ps.  2.57 (TWO PESOS 57/100 M.N.) per share as of the payment date, to be distributed before August 31, 2020; and
    Ps. 2.57 (TWO PESOS 57/100 M.N.) per share as of the payment date, to be distributed before December 31, 2020.

  Cancellation of any amounts outstanding under the share repurchase program approved at the General Ordinary Shareholders’ Meeting that took place on April 23, 2019 for Ps. 1,550,000,000.00 (ONE BILLION, FIVE HUNDRED AND FIFTY MILLION PESOS 00/100 M.N.) and approval of Ps. 1,550,000,000.00 (ONE BILLION, FIVE HUNDRED AND FIFTY MILLION PESOS 00/100 M.N.) as the maximum amount to be allocated toward the repurchase of the Company’s shares or credit instruments that represent such shares for the 12-month period following April 28, 2020, in accordance with Article 56, Section IV of the Mexican Securities Market Law.

  The report regarding the designation or ratification of the four members of the board of directors and their respective alternates named by the Series BB shareholders.

  Ratification and/or designation of the person(s) that will serve as member(s) of the Company’s board of directors, as designated by any holder or group of holders of Series B shares that owns, individually or collectively, 10% or more of the Company’s capital stock.

  Ratification and/or designation of the persons that will serve as members of the Company’s board of directors, as designated by the Series B shareholders.

  Ratification and/or designation of the Chairman of the Company’s board of directors, in accordance with Article 16 of the Company’s by-laws.

  Ratification of the compensation paid to the members of the Company’s board of directors during the 2019 fiscal year and determination of the compensation to be paid in 2020.

  Ratification and/or designation of the member of our board of directors designated by the Series B shareholders to serve as a member of the Company’s Nominations and Compensation Committee, in accordance with Article 28 of the Company’s bylaws.

   Ratification and/or designation of the President of the Audit and Corporate Practices Committee.

  The report concerning compliance with Article 29 of the Company’s bylaws regarding acquisitions of goods or services or contracting of projects or asset sales that are equal to or greater than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in Mexican pesos or other legal tender in circulation outside Mexico, or, if applicable, regarding transactions with relevant shareholders.

  Appointment and designation of special delegates to present to a notary public the resolutions adopted at this meeting for formalization. Adoption of the resolutions deemed necessary or convenient in order to fulfill the decisions adopted in relation to the preceding agenda items.

EXTRAORDINARY SHAREHOLDERS’ MEETING
MEETING AGENDA

  Proposal to reduce the Company’s shareholders’ equity by a total amount of Ps. 2,002,442,834.00 (TWO BILLION, TWO MILLION, FOUR HUNDRED AND FORTY-TWO THOUSAND, EIGHT HUNDRED AND THIRTY FOUR PESOS 00/100 M.N.) and, consequently, pay Ps. 3.81 (THREE PESOS 81/100 M.N.) per outstanding share, and if approved, amend Article 6 of the Company’s by-laws, to be payable before December 31, 2020.

  Appointment and designation of special delegates to present to a notary public the resolutions adopted at this meeting for formalization. Adoption of the resolutions deemed necessary or convenient in order to fulfill the decisions adopted in relation to the preceding agenda point.

Shareholders are reminded that in accordance with Article 36 of the Company’s by-laws, only those shareholders registered in the Company’s share registry as holders of one or more of the Company’s shares will be admitted into the shareholders’ meetings, and they will be admitted only if they have obtained an admission card. The share registry will close three (3) business days prior to the date of this meeting.

In order to attend the meeting, at least one (1) business day prior to the meeting: (i) shareholders must deposit with the Company their stock certificates, shares or a receipt of deposit of shares from S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”) or from a local or foreign financial institution, and (ii) brokerage firms and other depositors at Indeval should present a listing containing the name, address, nationality and number of shares of the shareholders they will represent at the meeting.  In exchange for these documents, the Company will issue, in accordance with the Company’s bylaws, an admission card and/or the forms required under Article 49, Section III of the Mexican Securities Market Law in order to be represented.  In order to attend the meeting, shareholders must present the admission card and/or the corresponding form.

Shares deposited in order to gain admittance to these meetings will only be returned, via a voucher that will have been given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meetings by any person designated by a power of attorney signed before two witnesses or as otherwise authorized by law. However, with respect to the Company’s capital stock traded on a stock exchange, the proxy or proxies may only verify their identities via Company forms.  These will be available to all shareholders, including any stockbrokers, during the time period specified in Article 173 of the Mexican General Corporations Law.

Following the publication of this announcement, all shareholders and their legal representatives will have free and immediate access to all information and documents related to each of the topics included in the meeting agenda, as well as all proxy forms that must be presented by persons representing shareholders. These documents will be available at the Company’s offices located at Av. Mariano Otero #1249-B, 6th Floor, Col. Rinconada del Bosque, Guadalajara, Jalisco 44530 or at Arquímedes #19, 4th Floor, Col. Bosque de Chapultepec, C.P. 11580, Alcaldía Miguel Hidalgo, Mexico City, Mexico 11580.

Shareholders are invited to contact the Company should they have need for any additional information.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial and Administrative Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext.20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: March 11, 2020	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer